UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 20, 2026

(Date of earliest event reported)

California Tequila, Inc.

(Exact name of issuer as specified in its charter)

California	851049284
(State or other incorporation)	(I.R.S. Employer Identification No.)

30012 Aventura Suite A

Rancho Santa Margarita, CA 92688

(Full mailing address of principal executive offices)

310-427-9779

(Issuer’s telephone number, including area code)

Class B Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.      Other Events.

In early March 2026, Richard Gamarra, Co-Chief Executive Officer of California Tequila, Inc. (the “Company”), experienced a medical event. Mr. Gamarra is currently in rehabilitation and is expected to make a full recovery.

Andrew Ulmer, the Company’s President, has been performing the shared duties of Co-Chief Executive Officer alongside Mr. Gamarra since the first quarter of 2025. In light of Mr. Gamarra’s temporary incapacity, Mr. Ulmer has assumed full executive leadership responsibilities.

The Board of Directors has acknowledged and approved this leadership structure and authorized Mr. Ulmer to exercise full authority the duties of Chief Executive Officer.

The Company does not expect any disruption to operations.

The Company is also in the process of evaluating and appointing additional independent members to its Board of Directors as part of its ongoing corporate governance and public company readiness initiatives. In connection with these efforts, the Company intends to establish an Audit Committee of the Board of Directors, which will be responsible for oversight of financial reporting, internal controls, and engagement with the Company’s independent auditors.

Forward-looking statements apply and are subject to risks and uncertainties.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

California Tequila, Inc.

By:	/s/ Andrew Ulmer
Name:	Andrew Ulmer
Title:	President

Date:	March 20, 2026